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ORANGE AND ROCKLAND UTILITIES, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges
Twelve Months Ended
(Thousands of Dollars)

	March 2002	December 2001
Earnings
Net Income	$39,546	$40,138
Federal Income & State Tax	25,469	26,165
Total Earnings Before Federal and State Income Tax	65,014	66,303
Fixed Charges*	25,856	26,373

Total Earnings Before Federal and State Income Tax and Fixed Charges	$90,870	$92,676

*Fixed Charges
Interest on Long-Term Debt	21,603	21,855
Interest Component on lease Payment	1,333	1,305
Other Interest	2,920	3,213

Total Fixed Charges	$25,856	$26,373

Ratio of Earnings to Fixed Charges	3.51	3.51

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ORANGE AND ROCKLAND UTILITIES, INC. AND SUBSIDIARIES Ratio of Earnings to Fixed Charges Twelve Months Ended (Thousands of Dollars)